Creating the Premier Financial Services Company in the World Ken Lewis Bank of America Chairman and CEO September 15, 2008 John Thain Merrill Lynch Chairman and CEO Filed by Merrill Lynch & Co., Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended Subject Company: Merrill Lynch & Co., Inc. (Commission File No. 001-07182)

3 3 Forward Looking Statements This presentation contains forward-looking statements, including statements about the financial conditions, results of operations and earnings outlook of Bank of America Corporation. The forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results or earnings to differ materially from such forward-looking statements include, among others, the following: 1) projected business increases following process changes and other investments are lower than expected; 2) competitive pressure among financial services companies increases significantly; 3) general economic conditions are less favorable than expected; 4) political conditions including the threat of future terrorist activity and related actions by the United States abroad may adversely affect the company's businesses and economic conditions as a whole; 5) changes in the interest rate environment and market liquidity reduce interest margins, impact funding sources and effect the ability to originate and distribute financial products in the primary and secondary markets; 6) changes in foreign exchange rates increases exposure; 7) changes in market rates and prices may adversely impact the value of financial products; 8) legislation or regulatory environments, requirements or changes adversely affect the businesses in which the company is engaged; 9) changes in accounting standards, rules or interpretations, 10) litigation liabilities, including costs, expenses, settlements and judgments, may adversely affect the company or its businesses; 11) mergers and acquisitions and their integration into the company; and 12) decisions to downsize, sell or close units or otherwise change the business mix of any of the company. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. Bank of America does not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements are made. For further information regarding Bank of America Corporation, please read the Bank of America reports filed with the SEC and available at www.sec.gov.

5 5 Additional Information About This Transaction In connection with the proposed merger, Bank of America will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Bank of America and Merrill Lynch that also constitutes a prospectus of Bank of America. Bank of America and Merrill Lynch will mail the joint proxy statement/prospectus to their respective stockholders. Bank of America and Merrill Lynch urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Bank of America's website (www.bankofamerica.com) under the tab "About Bank of America" and then under the heading "Investor Relations" and then under the item "SEC Filings". You may also obtain these documents, free of charge, from Merrill Lynch's website (www.ml.com) under the tab "Investor Relations" and then under the heading "SEC Filings."

Proxy Solicitation Bank of America, Merrill Lynch and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Bank of America's executive officers and directors in its definitive proxy statement filed with the SEC on March 19, 2008. You can find information about Merrill Lynch's executive officers and directors in its definitive proxy statement filed with the SEC on March 14, 2008. You can obtain free copies of these documents from Bank of America and Merrill Lynch using the contact information above. 7

Merrill Lynch is a premium franchise Leading global wealth manager A leading global investment bank Experienced management team Unprecedented market environment Significant dislocations in financial markets Standalone investment bank model questioned Unprecedented impacts on companies Creating the Premier Financial Services Provider 9

Strategic Rationale Diversify business mix Significant enhancement to our investment banking capabilities Creates leading positions in Global Debt Underwriting Global Equities Global M&A Advisory Leadership position in retail brokerage and wealth management 20,000 financial advisors (16,690 Merrill Lynch advisors) $2.5 trillion in client assets Brings global scale in investment management 50% ownership stake in BlackRock with $1.4 trillion in AUMs Columbia funds have $425 billion in AUMs (total BAC AUMs $589 billion) 11

13 Coast to Coast Footprint In Bank of America footprint 78% of U.S. population in footprint BAC serves 59 million consumer and small business households Positioned in growth areas Leadership positions in 15 of 20 fastest growing states Strong retail presence in top 30 metropolitan areas Affluent relationships Relationships with half of affluent households in the U.S. $867 billion in total client assets (6/30/08) Business Client Leader #1 Small Business Bank Relationships with 99% of the U.S. Fortune 500 companies and 83% of the Global Fortune 500 Internal use only

Strengthens Important Relationship Cornerstone Products Credit & Debit Card Home Lending Deposits Wealth Management 20,000 financial advisors $2.5 trillion in client assets 15

Transaction Strengthens Bank of America's Corporate and Investment Banking Clients Served Relationship Management Team Capabilities Key 2Q08 Stats (1) Global Commercial Bank Lending Treasury Management Strategic Advice Debt/Equity Capital Markets 157,600 Clients $256B Loans $102B Deposits $3.2B Revenue Global Investment Bank Lending Treasury Management Strategic Advice Debt/Equity Capital Markets 8,100 Clients $79B Loans $132B Deposits $1.7B Revenue Capital Market Sales Trading Teams Research Trading Financing 5,500 Clients $337B Trading Related Assets $1.1B Revenue Businesses up to $2B in revenues Larger companies and sponsors Investors (1) Client counts exclude LaSalle and Consumer DFS 17

Diversifies Revenue Stream Global Consumer & Small Business Global Corporate & Investment Banking Global Wealth & Investment Management 1H 2008 665 228 57 A Bank of America and Merrill combination yields a diverse business mix Bank of America 1H 08 Segment Revenue2 Mix Merrill Lynch 1H 08 Segment Revenue1 Mix Global Markets & Investment Banking Global Wealth Management 1H 2008 8530 6753 Global Consumer & Small Business Global Corporate and Inv. Banking Global Wealth Management 1H 2008 26398 17649 10954 Combined 1H 08 Segment Revenue Mix Does not include marks and one time items (2) Fully taxable-equivalent basis 19

Stable Merrill Lynch Core Franchise Despite Market Challenges Quarterly Net Revenues (Ex-Marks / FVA) (1) Revs 1Q05 6.1 2Q05 6.2 3Q05 6.5 4Q05 6.5 1Q06 7.8 2Q06 8 3Q06 7.7 4Q06 8.4 1Q07 9.6 2Q07 9.4 3Q07 8.3 4Q07 7.2 1Q08 7.4 2Q08 7.5 $6.1 $6.2 $6.5 $6.5 $7.8 $8.0 $7.7 $8.4 $9.6 $9.4 $8.3 $7.2 $7.4 $7.5 (2) ____________________ (1) Quarters are shown excluding marks, fair valuation adjustments and restructuring charges. (2) Excludes the positive net impact of the BlackRock merger. 1H08 Net Revenues Down Only 5% from 1H06 and Up 21% from 1H05 Quarterly average for the year 21

Merrill Lynch's Diversified Business Model ____________________ (1) Pie chart percentages exclude net revenues from the Corporate segment. (2) Adjusted to exclude the net charge of $7 million related to changes in the carrying value of certain long-term debt liabilities. (3) Adjusted to exclude: (i) $6.8 billion of net write-downs primarily related to U.S. ABS CDOs, residential mortgages and the U.S. Banks investment securities portfolio exposures; (ii) negative $2.9 billion of credit valuation adjustments related to hedges with financial guarantors; and (iii) the net benefit of $98 million related to changes in the carrying value of certain long-term debt liabilities. (4) Adjusted to exclude: (i) $6.8 billion of net write-downs primarily related to U.S. ABS CDOs, residential mortgages and the U.S. Banks investment securities portfolio exposures; (ii) negative $2.9 billion of credit valuation adjustments related to hedges with financial guarantors; and (iii) the net benefit of $91 million related to changes in the carrying value of certain long-term debt liabilities. (5) Reflects 2Q08. Adjusted to exclude (i) $6.8 billion of net write-downs primarily related to U.S. ABS CDOs, residential mortgages and the U.S. Banks investment securities portfolio exposures; and (ii) $2.9 billion of credit valuation adjustments related to hedges with financial guarantors. 2Q08 Net Revenues by Business (Ex-marks / FVA) (1) % revenues GPC 0.41 GIM 0.03 FICC 0.2 Equity Markets 0.23 Investment Banking 0.13 GPC 41%(2) GIM 3% FICC 20%(3) Equity Markets 23% Investment Banking 13% $7.5 billion (4) (Ex-marks/FVA) GWM GMI % revenues Non-U.S. 0.54 U.S. 0.46 Non-U.S. 54% U.S. 46% GMI % of Net Revenues (5) (Ex-marks) 23

Merrill Lynch Was Focusing on Growth in Emerging Markets One of our most successful emerging market platforms to date Recently added leading investment banking team to further bolster local capabilities and foreign bank franchise Opened Moscow office in January 2008, franchise build toward full GMI capabilities underway #1 in Russia M&A; 1H08 revenues 4x full-year 2007 revenues Significant long-term growth opportunities with strategic focus on obtaining local licenses Building out GMI franchise to complement GWM position Focus on delivering fully integrated wealth management and institutional solutions to sovereign wealth clients Brazil Russia China Middle East / North Africa Market leader with full local capabilities, significant expansion since increasing stake in DSP Merrill Lynch to 90% GWM and principal investments are significant growth opportunities India 25

Merrill Lynch Has a Premier Global Wealth Management Platform Client Assets Per FA ($ in millions) ____________________ (1) Competitor data sourced from SEC filings. Annualized quarterly revenues divided by average financial advisors as reported. Competitors reflected in Average are: Citigroup-GWM, Morgan Stanley-GWM, UBS-WMUSA and Wachovia-Retail Brokerage Services. Growth in Financial Advisors Net New Money (Trailing Twelve Months) (1) Year MER MS UBS C GWM 55 49.3 37.9 -3 Year 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 GWM 98 96 98 102 103 105 106 105 98 96 Average of Competitors 81 82 85 89 91 95 93 92 87 86 Average of Competitors 86 87 91 95 97 102 101 101 97 100 GWM ex trainees 122 121 124 128 129 131 133 130 121 117 $96 $86 ($ in billions) $55 $49 $38 ($3) Quarter 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q Fas 13380 13570 13760 13950 14140 14330 14520 14710 14900 15090 15280 15470 15700 15880 15930 16200 16610 16740 16660 16690 CAGR 5% 13,380 16,690 2003 2004 2005 2006 2007 2008 $117 MER Avg of Competitors (1) MER (excl. POAs & Trainees) Annualized Net Revenue per FA(1) Year 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 GWM 753 780 702 816 838 885 863 863 862 806 Average of Competitors 592 618 621 677 697 732 732 768 702 707 Average of Competitors 629 664 671 729 747 794 801 821 779 835 GWM ex Trainees 942 978 883 1026 1051 1104 1077 1075 1065 987 ($ in thousands) $707 $806 $987 MER Avg of Competitors (1) MER (excl. POAs & Trainees) 27

All stock transaction based on an exchange ratio of .8595 BAC shares for each ML share ($50 billion based on 9/12/08 price) Premium over 9/12/08 close 70% Premium over last 5-day average 29% Multiple of earnings 12.1x 2009 EPS 10.9x 2010 EPS Multiple of tangible book 1.83x Transaction is expected to close by end of first quarter 2009 Necessary approvals Shareholders of both companies Standard regulatory approvals Transaction Overview 29

Transaction Financials Used First Call estimates for 2009 & 2010 for both companies Expense efficiencies of $7 billion pre-tax (10% combined base) Over 20% in 2009 Fully realized in 2012 $450 million in amortization expense Restructuring charges of $2.0 billion after tax Accretion/(dilution) 3% dilutive in 2009 Breakeven in 2010 31

Other Considerations Risk Due diligence complete Significant progress by Merrill Lynch in reducing risk Asset valuations carefully reviewed Capital Goodwill approximately $23 billion Other intangibles $6 billion Tier 1 impact estimated at 20 - 25 bps 33

America's Premier Financial Services Brand 35